Item 77D

At the March 2002 Board meeting, the Board of Directors approved changing the investment policy and prospectus disclosure for the Flag Investors Equity Partners Fund (the "Fund") in order to comply with revised Rule 35d-1/ The Fund had an investment policy to invest "primarily in a diversified portfolio of common stocks." To comply with revised Rule 35d-1, the Fund Names Rule, the Board approved revising the Fund's policy to invest, under normal circumstances, at least 80% of its assets, at the time the security is purchased, in a diversified portfolio of common stocks.